Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

AGL Resources, Inc.
Reporter inquiry
July 14, 2011

QUESTION AND ANSWER

<Q – Reporter>: Would AGL consent to making its commitments on Nicor Gas staffing and charitable contributions an explicit condition of approval of the acquisition by the ICC, subject to penalties for non-compliance?

<A – AGL Resources>: The staffing commitments made by AGL Resources senior officers in testimony filed with the ICC exceed that of any utility merger in Illinois. Additionally, AGL Resources has a rich tradition of supporting the communities in which we operate and we look forward to extending that tradition to the Nicor Gas service territory. The ICC has full authority and jurisdiction over the merger approval as it relates to Nicor Gas and its operations, and its oversight of Nicor Gas will continue after the close of the transaction. AGL Resources will continue to work cooperatively with the ICC throughout the approval process.

Additional Information

In connection with the proposed merger, a definitive joint proxy statement/prospectus was mailed on or about May 10, 2011 to shareholders of record of AGL Resources and Nicor as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The definitive joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources Inc., P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor Inc., P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.